SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FIVE STAR SENIOR LIVING INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33832D205

(CUSIP Number)

Adam D. Portnoy

ABP Acquisition LLC

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 928-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D205	13D/A	Page 2 of 10 Pages

1.	Names of Reporting Persons ABP Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,799,999[1]

	9.	Sole Dispositive Power 0

1  On September 30, 2019, Five Star Senior Living Inc. effected a reverse stock split pursuant to which every ten shares of common stock, par value $.01 per share, of Five Star Senior Living Inc. were converted and reclassified into one share of common stock, par value $.01 per share, of Five Star Senior Living Inc., subject to the receipt of cash in lieu of fractional shares. The amounts set forth in this Schedule 13D/A are presented after giving effect to that reverse stock split.

CUSIP No. 33832D205	13D/A	Page 3 of 10 Pages

	10.	Shared Dispositive Power 1,799,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,799,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person OO

CUSIP No. 33832D205	13D/A	Page 4 of 10 Pages

1.	Names of Reporting Persons ABP Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,972,783

	9.	Sole Dispositive Power 0

CUSIP No. 33832D205	13D/A	Page 5 of 10 Pages

	10.	Shared Dispositive Power 1,972,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person OO

CUSIP No. 33832D205	13D/A	Page 6 of 10 Pages

1.	Names of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,332

	8.	Shared Voting Power 1,972,783

	9.	Sole Dispositive Power 27,332

CUSIP No. 33832D205	13D/A	Page 7 of 10 Pages

	10.	Shared Dispositive Power 1,972,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person OO

CUSIP No. 33832D205	13D/A	Page 8 of 10 Pages

This Amendment No. 2 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 8, 2019 (as amended, the “Schedule 13D”), is being filed by ABP Acquisition LLC, a Maryland limited liability company (“ABP LLC”), ABP Trust, a Maryland statutory trust, and Adam D. Portnoy, a United States citizen (each of ABP LLC, ABP Trust and Adam D. Portnoy, a “Reporting Person” and, collectively, the “Reporting Persons”), to report the acquisition of additional shares of common stock, par value $.01 per share (the “Common Shares”), of Five Star Senior Living Inc. (the “Issuer”) by certain Reporting Persons in connection with the completion of the transactions contemplated by the transaction agreement  (the “Transaction Agreement”), dated April 1, 2019, between Diversified Healthcare Trust (formerly known as Senior Housing Properties Trust), a Maryland real estate investment trust (“DHC”), and the Issuer.

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the Common Shares of the Issuer. The Issuer’s principal executive offices are located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.   Identity and Background.

The information contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.   Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended to add the following:

See Item 4 below.

On January 1, 2020, ABP Trust and Mr. Portnoy acquired 172,784 and 9,782 Common Shares, respectively, as part of the Share Issuances (as defined and described more fully below).

Item 4.   Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On June 11, 2019, pursuant to the voting agreement entered into with the Issuer on April 1, 2019, ABP Trust, on behalf of ABP LLC, voted all the Common Shares beneficially owned by ABP LLC in favor of approval of the Share Issuances at the Issuer’s 2019 annual meeting of stockholders and the voting agreement terminated by its terms.

Pursuant to the Transaction Agreement, effective January 1, 2020, the Issuer issued 10,268,158 Common Shares to DHC, so that, together with DHC’s then owned Common Shares, DHC now owns 33.9% of the outstanding Common Shares. In addition, pursuant to a pro rata distribution to holders of DHC’s common shares of beneficial interest declared by DHC on December 3, 2019 to its record holders as of December 13, 2019 of the right to receive an aggregate of 51.1% of the outstanding Common Shares, the Issuer issued on a pro rata basis to such holders, an aggregate of 16,119,563 Common Shares, subject to cash being paid in lieu of any fractional shares; the noted percentage ownership amounts are post-issuance as of January 1, 2020, giving effect to both share issuances, and those share issuances are referred to in this Schedule 13D/A as the “Share Issuances”.

ABP Trust and Mr. Portnoy directly acquired 172,784 and 9,782 Common Shares, respectively, as part of the Share Issuances in their capacities as DHC shareholders of record.

CUSIP No. 33832D205	13D/A	Page 9 of 10 Pages

Item 5.   Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)  The following disclosures are based on 31,554,613 Common Shares issued and outstanding as of January 1, 2020, such number of shares being based on information provided by the Issuer.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
ABP LLC	—	—	1,799,999	—	1,799,999	1,799,999	5.7%
ABP Trust	—	—	1,972,783	—	1,972,783	1,972,783	6.3%
Adam D. Portnoy(1)	27,332	27,332	1,972,783	27,332	1,972,783	2,000,115	6.3%

(1)                                     Adam D. Portnoy is a managing trustee of DHC, which owns 10,691,658 Common Shares. Adam D. Portnoy is also an executive officer of The RMR Group LLC, a Maryland limited liability company (“RMR LLC”), the manager of DHC. However, Adam D. Portnoy and RMR LLC may not act to vote or sell the 10,691,658 Common Shares owned by DHC without authorization of the board of trustees of DHC, which is comprised of five trustees. Adam D. Portnoy expressly disclaims any beneficial ownership of the Common Shares beneficially owned by DHC.

(c)                                  Other than as described in Item 4 above, no transactions have been effected by the Reporting Persons in the Issuer’s securities in the past sixty days.

(d)                                 Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D/A.

(e)                                  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 7.   Material to be Filed as Exhibits.

The information contained in “Item 7. Material to be Filed as Exhibits” of the Schedule 13D is not being amended by this Schedule 13D/A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2020
(Date)

ABP Acquisition LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

ABP Trust

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

Adam D. Portnoy

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)